MILTEC PLATFORM, INC.
BALANCE SHEET
December 31, 2017

ASSETS

CURRENT ASSETS	
Cash	$ 102,096
Accounts receivable	14,471
Prepaid expenses	16,769
TOTAL CURRENT ASSETS	133,336
PROPERTY AND EQUIPMENT, at cost, less	
accumulated depreciation	84,976
TOTAL ASSETS	218,312

LIABILITIES

CURRENT LIABILITIES	
Accounts payable	76,974
Accrued liabilities	50,000
Accounts payable, related party	1,078,229
TOTAL CURRENT LIABILITIES	1,205,203
LONG TERM LIABILITIES	
Note payable	118,371
TOTAL LIABILITIES	1,323,574

STOCKHOLDER'S EQUITY

PARTNERS EQUITY	2,553,406
ADDITIONAL PAID IN CAPITAL	2,175,109
RETAINED EARNINGS (DEFICIT)	(3,658,668)
NET INCOME (LOSS)	(2,175,109)
TOTAL STOCKHOLDER'S EQUITY	(1,105,262)
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	218,312

MILTEC PLATFORM, INC

STATEMENT OF INCOME AND RETAINED EARNINGS

Year Ended December 31, 2017

REVENUES	$	90,745
COST OF REVENUES		180,748
GROSS PROFIT (LOSS)		(90,003)
OPERATING EXPENSES		2,072,785
OTHER INCOME (EXPENSES)		(12,311)
STATE AND LOCAL TAXES		(10)
NET INCOME (LOSS)		(2,175,109)
RETAINED EARNINGS (DEFICIT), BEGINNING OF YEAR		(3,658,668)
RETAINED EARNINGS (DEFICIT), END OF YEAR		(5,833,777)

MILTEC PLATFORM, INC
STATEMENT OF CASH FLOWS
Year Ended December 31, 2017

CASH, BEGINNING OF YEAR	$ 30,038
CASH FLOWS FROM OPERATING ACTIVITIES	
Net Income (Loss)	(2,175,109)
Adjustments to reconcile net loss to net cash	
provided by operating activities	
Depreciation	24,035
Change in assets (increase) decrease	
Accounts receivable	(14,471)
Prepaid expenses and other assets	84,144
Change in liabilities decrease (increase)	
Accounts payable	59,199
Accrued liabilities and other liabilities	(68,716)
Accounts payable, related party	(2,198,586)
NET CASH PROVIDED BY OPERATING ACTIVITIES	(4,289,504)
CASH FLOWS FROM INVESTING ACTIVITIES	
Capital expenditures	(4,998)
Purchase of long term investments and other assets	106,666
NET CASH PROVIDED BY INVESTING ACTIVITIES	101,668
CASH FLOWS FROM FINANCING ACTIVITIES	
Change in Debt proceeds	(428,622)
Change in Capital stocks	4,688,515
NET CASH PROVIDED BY FINANCING ACTIVITIES	4,259,894
NET INCREASE IN CASH	72,058
CASH, END OF YEAR	$ 102,096